

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2015

Via E-mail
David Behrend
Chairman, President, Chief Executive Officer, and Principal Financial and Accounting Officer
Hubilu Venture Corporation
9777 Wilshire Blvd
Suite 804
Beverly Hills, CA 90212

Re: Hubilu Venture Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed August 3, 2015
File No. 333-204347

Dear Mr. Behrend:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2015 letter.

General

1.   Please revise to include interim financial information for the fiscal quarter ended June 30, 2015.

2.   We note your response to comment 1 of our letter. We further note that the registration statement still contains references to sales by selling security holders at prevailing market prices, including the following examples:

- "The Selling Security Holders may sell at prevailing market prices or privately negotiated prices only after the shares are quoted on either the OTCBB or an exchange." Prospectus cover page
- "This is a fixed price at which the Selling Security Holders may sell their shares until our common stock is quoted on the OTCBB, at which time the shares may be sold at prevailing market prices or privately negotiated prices." Page 7
- "The Selling Security Holders may sell at prevailing market prices or privately negotiated prices only after the shares are quoted on either the OTCBB or an exchange." Page 19
- "The Selling Security Holders may sell at prevailing market prices or privately negotiated prices only after the shares are quoted on either the OTCBB or an exchange." Page 35

Please revise your disclosure throughout the registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering.

Business, page 26

3.   We note your disclosure on page 27 that you have entered into a consulting agreement with your first client, 112 South Eucalyptus Avenue LLC. You also state that your majority shareholder is a minority shareholder in 112 South Eucalyptus Avenue LLC. Please disclose the principal terms of the consulting agreement and file the agreement as an exhibit. See Item 601(b) of Regulation S-K. In addition, in the Certain Relationships and Related Transactions section, please provide the disclosure as required under Item 404 of Regulation S-K.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Donald P. Hateley
        Hateley & Hampton